October 23, 2019

Jeffrey Vanneste
Chief Financial Officer
LEAR Corporation
21557 Telegraph Road
Southfield, MI 48033

       Re: LEAR Corporation
           Form 10-K for the period ended December 31, 2018
           Filed February 5, 2019
           File No. 001-11311

Dear Mr. Vanneste:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to our comment, we may have additional comments.

Form 10-Q for the Quarter Ended June 29, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
35

1. We note from your disclosure in Note 3 that in the six months ended June 30, 2019 you recorded $91 million of restructuring charges and expect to incur an additional $65 million related to these activities which appear to include employee termination benefits, asset impairment charges and contract termination costs. We also note that these charges are recorded as part of cost of sales and SG&A. In light of the increasing significance of these restructuring charges to your results of operations, please revise your MD&A discussion to include the following:
        Describe the nature of these costs, the events and decisions which gave rise to the costs, and the likely effects of management's plans on financial position, future operating results, and liquidity.
        Discuss any changes in your plans (including the nature and reasons for the revisions)
 Jeffrey Vanneste
LEAR Corporation
October 23, 2019
Page 2
             that have resulted (or will result) in increasing restructuring costs and clearly identify the income statement line items to be impacted.
           Revise your segment discussion should be revised to include the total amount of costs expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date, net of any adjustments to the liability with an explanation of the reasons, for each reportable segment.
         See ASC 420-10-50-1 and Staff Accounting Bulletin Topic 5.P.4 for guidance.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Charles Eastman, Staff Accountant at (202) 551-3794 or Claire
Erlanger, Staff Accountant at (202) 551-3301 with any questions.



FirstName LastNameJeffrey Vanneste                              Sincerely,
Comapany NameLEAR Corporation
                                                                Division of
Corporation Finance
October 23, 2019 Page 2                                         Office of
Manufacturing
FirstName LastName